One International Place 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Christopher Christian christopher.christian@dechert.com +1 617 728 7173 Direct

August 13, 2024

Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0504

Re:	Wellington Global Multi-Strategy Fund File Nos: 333-280239, 811-23973

Dear Mr. Worthington:

We are writing in response to comments provided on July 15, 2024 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed on June 14, 2024 on behalf of Wellington Global Multi-Strategy Fund (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below. On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General Comments

Comment 1. We note that portions of the Registration Statement are incomplete. Please ensure all information is included in a pre-effective amendment, including the fee table, hypothetical expense examples, references to the auditor, auditor’s consent, and seed financial statements. A full financial review must be performed prior to declaring the Registration Statement effective. We may have additional comments on such portions when the Fund completes them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response 1. The Fund understands and acknowledges this comment. The Fund will file a pre-effective amendment to include all outstanding information, including completed fee table, hypothetical expense examples, auditor consent and seed financials.

Comment 2. Please advise the Staff of the status of any exemptive application(s) or no-action request(s) that the Fund or the Adviser, submitted or intends to submit in connection with your Registration Statement, including with respect to co-investments and multi-class relief.

Response 2. As noted in the Registration Statement on page vi, the Adviser and the Fund intend to seek exemptive relief that would permit the Fund to, among other things, (i) designate multiple classes of Shares; (ii) impose on certain of the classes an early withdrawal charge and schedule waivers of such; and (iii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the dividend of the Shares of the particular class. The Fund and the Adviser intend to seek exemptive relief that would expand the Fund’s ability to co-invest alongside affiliates in privately negotiated investments. The applications have been prepared and are expected to be filed on EDGAR shortly.

Comment 3. Please supplementally explain if the Fund has presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide the Staff with copies of such materials.

Response 3. The Fund has not presented and has no current plans to present “test the waters” materials to potential investors in connection with this offering.

Comment 4. Please confirm that any credit agreements the Fund has entered into or will enter into prior to effectiveness will be filed as exhibits to the Registration Statement.

Response 4. The Fund confirms that it does not intend to have a credit agreement.

Comment 5. Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response 5. The Fund confirms that it does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Comment 6. For clarity, please consider using separate definitions to refer to (a) strategies that are used by the Fund directly, and (b) private funds in which the Fund may invest.

Response 6. The Fund confirms that it shall not invest in any “private fund,” which would be an “investment company” but for the exclusion from the definition of “investment company” under Section 3(c)(1) or 3(c)(7), to implement the Fund’s investment objective or strategies.1 Notwithstanding the foregoing, the Fund intends to gain commodities exposure by investing through a Cayman Islands-domiciled subsidiary company. The disclosure has been revised accordingly.

[1]	The Fund may, however, invest in other instruments, such as structured finance vehicles and related financing structures, that rely on Section 3(c)(1) or 3(c)(7) but are not traditionally considered pooled investment vehicles.

Cover Page, page i-iii

Comment 7. The Staff notes that the Registrant has checked as applicable to Registrant, the box that states that the filing, which is an initial registration statement on Form N-2, “will become effective” when declared effective pursuant to Section 8(c) [emphasis added] of the Securities Act.” Please ensure that this box is unchecked in the next pre-effective amendment that is filed by Registrant, as Section 8(c) does not apply to initial registration statements.

Response 7. The Fund understands and acknowledges this comment. The Fund has updated the disclosure in the pre-effective amendment.

Comment 8. In the “Interval Fund” sub-section, please disclose the anticipated timing of the Fund’s initial repurchase offer (see Guide 10 to Form N-2).

Response 8. The disclosure has been revised in response to the Staff’s comment on page i to reflect the change:

“The Fund expects to make its initial repurchase offer in [-], 2025 and to complete its initial repurchase by [-], 2025.”

Comment 9. Within the last bold bullet point of Cover Page iii, the Registration Statement first uses the term “Adviser” which is not a defined term. Please consider defining the term where it is first used.

Response 9. The Fund notes that the term “Adviser” is defined as “Wellington Management Company LLP” on Cover Page ii in the fourth sentence of the “Principal Investment Strategies” subsection.

Comment 10. Within the bolded bullet points, please also disclose that distributions may be funded from sources not available in the future, and that such distributions may be unrelated to the Fund's performance.

Response 10. The disclosure has been revised in response to the Staff’s comment on page iii to reflect the change:

“The Fund’s distributions may be funded from sources not available in the future, and such distributions may be unrelated to the Fund’s performance.”

Comment 11. Within the bolded bullet points, please add a separate bullet point that discloses the Fund may charge an incentive fee on net profits including unrealized gains, and that there is a risk that such unrealized gains which an incentive fee was charged on may never be realized.

Response 11. The disclosure has been revised in response to the Staff’s comment on page iii to reflect the change:

“The Fund may charge a performance fee on net profits including unrealized gains. There is a risk that such unrealized gains on which a performance fee is charged may never be realized.”

Comment 12. The last sentence of the paragraph discussing exemptive relief states that “There can be no assurance that such co-investment [emphasis added] exemptive orders will be obtained.” Please delete the word “co-investment” as the Fund will be seeking multiple exemptive orders.

Response 12. The disclosure has been revised in response to the Staff’s comment on page vi to reflect the change:

“There can be no assurance that such exemptive orders will be obtained.”

Cover Page – Principal Investment Strategies, Pages i-ii

Comment 13. The first sentence states that the Fund seeks to achieve its investment objective by trading in securities opportunistically and taking positions across a broad range of strategies, including, but not limited to [emphasis added], global macro, long/short equity, credit and market neutral strategies.” Please revise the disclosure to identify, with specificity, all principal strategies that the Fund intends to utilize. The current disclosure is unclear. See also Comment 18 below. Please make conforming revisions as applicable.

Response 13. In response to the Staff’s comment, the Fund has significantly revised the disclosure beginning on page i and has made applicable conforming revisions in the Registration Statement.

Comment 14. In the first paragraph the disclosure states that the Fund “may opportunistically take positions in private investment funds or pooled investment vehicles,” which are then defined as “Underlying Strategies” together with the fund’s direct investments. In the same subsection, the disclosure states that the Fund’s investments in private funds that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the “Act”) will be limited to 15% of net assets.

a.	Please clarify in the disclosure, if true, that such private funds will be “third party” investment vehicles. Please disclose the criteria that the Adviser intends to use to select such private fund investments for the Fund. Please also disclose how the Adviser intends to structure portfolio management to accommodate different Underlying Strategies, i.e. direct investments vs. investments in private funds. For example, will the Adviser look through a private fund to its investments in determining exposure to “global macro” strategies?

b.	Please explain supplementally whether the Fund intends to invest in private funds that would rely on an any exclusion from the definition of investment company other than 3(c)(1) and 3(c)(7). Please also explain supplementally if the Fund intends to invest in foreign funds and, if so, what kind.

c.	Please confirm supplementally whether the Fund intends to make any commitments to private funds with respect to its investments.

d.	The Staff also notes that the third paragraph states that “the Fund may also invest up to 5% of its total assets [emphasis added] (measured at the time of investment) in illiquid private placements that are not readily marketable.” Please reconcile the disclosure with the statement that the Fund will not invest more than 15% of its net assets in private funds relying on Section 3(c)(1) and 3(c)(7).

Response 14.

a.	As noted in Response 6 above, the Fund confirms that it shall not invest in any “private fund,” which would be an “investment company” but for the exclusion from the definition of “investment company” under Section 3(c)(1) or 3(c)(7), to implement the Fund’s investment objective or strategies.[2] Notwithstanding the foregoing, the Fund intends to gain commodities exposure by investing through a Cayman Islands-domiciled subsidiary company. The disclosure has been revised accordingly to remove any references. See disclosures beginning on page i.

[2]	The Fund may, however, invest in other instruments, such as structured finance vehicles and related financing structures, that rely on Section 3(c)(1) or 3(c)(7) but are not traditionally considered pooled investment vehicles.

b.	Please see the response in a. above. Notwithstanding the foregoing, the Fund may obtain exposure to a diverse array of issuers that may rely on exclusions from the definition of investment company other than Section 3(c)(1) or 3(c)(7). For example, as stated on page iii, the Fund may invest in real estate investment trusts, which often rely on Section 3(c)(5)(C). The Fund does not currently intend to invest in foreign funds, except that it intends to utilize a wholly-owned subsidiary organized under the laws of the Cayman Islands to obtain commodities exposure, as discussed above.

c.	The Fund does not intend to make any commitments to private funds, as noted in the responses above.

d.	The Fund submits that no additional disclosure revisions are necessary in response to this comment in light of the responses provided above and the resulting changes in disclosure.

Comment 15. In the first paragraph the disclosure states that, “Wellington Management Company will monitor and evaluate the various Underlying Strategies in order to reallocate the Fund’s capital across such Underlying Strategies over time, with such reallocations being made at any time in its sole discretion.” Please also disclose:

a.	The criteria the Adviser will consider when allocating or reallocating Fund assets between strategies.

b.	Any target allocations between strategies.

Response 15.

a.	The disclosure has been revised in response to the Staff’s comment on page ii to reflect the change:

“The Adviser’s allocation and reallocation of Fund capital to an Underlying Strategy will take into consideration a variety of factors, including but not limited to, market environment analysis, scenario and sensitivity analysis, stress tests, consistency of returns, correlations, beta (i.e., measures of returns relative to applicable markets), volatility, and drawdown analysis.”

b.	The Fund notes that allocations between strategies are intended to be dynamic and not subject to static targets.

Comment 16. Please clarify the disclosure in the second paragraph that states the Fund “may [emphasis added] opportunistically take positions in private investment funds or pooled investment vehicles…” The disclosure should address the principal investments and strategies that the Fund “will” invest in (as opposed to “may” invest in). Please revise the discussion to more clearly identify the types of principal investments that will be utilized by a particular Underlying Strategy and/or otherwise clarify the discussion.

Response 16. In response to the Staff’s comment, the Fund has significantly revised the disclosure beginning on page i and has made applicable conforming revisions in the Registration Statement. As noted above, the Fund confirms that it shall not invest in any “private fund,” which would be an “investment company” but for the exclusion from the definition of “investment company” under Section 3(c)(1) or 3(c)(7), to implement the Fund’s investment objective or strategies.3

Comment 17. The section suggests that the Fund will use derivatives. To the extent derivatives will be used as part of the Fund’s principal strategy, please amend the disclosure to specifically explain how the Fund will use such products.

Response 17. In response to the Staff’s comment, the Fund has significantly revised the disclosure beginning on page i and has made applicable conforming revisions in the Registration Statement.

Comment 18. The section makes use of generic terminology to refer to potential investment products that the Fund will invest in. Please more clearly describe types of securities and investment products that Fund will purchase and/or sell. Specifically, please clarify, what types of investments are considered:

a.	“other instruments on equities”
b.	“interest rates”
c.	“credits”
d.	“other debt securities”
e.	“other types of securities and financial instruments”
f.	“other baskets of securities”
g.	“other aggressive instruments and strategies”
h.	“special purpose vehicles”

Response 18. In response to the Staff’s comment, the Fund has significantly revised the disclosure beginning on page i and has made applicable conforming revisions in the Registration Statement.

[3]	The Fund may, however, invest in other instruments, such as structured finance vehicles and related financing structures, that rely on Section 3(c)(1) or 3(c)(7) but are not traditionally considered pooled investment vehicles.

Comment 19. Within the second paragraph, the Registration Statement discusses leverage. Please cross reference to the discussion of the risks associated with a leveraged capital structure on page 26, as specified by Item 1.1.j of Form N-2 and Guide 6 of the Guidelines to Form N-2.

Response 19. The Fund notes that, following the discussion of principal investment strategies and risks of an unlisted closed-end fund, the Fund includes on page iv the noted cross reference to “Types of Investments and Related Risks – Leverage” as well as a cross reference to the general discussion of “Types of Investments and Related Risks.” Accordingly, the Fund submits that no disclosure revision is necessary in response to this comment.

Comment 20. Within the second paragraph, the Registration Statement discloses that, “The Fund may obtain exposure to securities of issuers in a diverse range of countries… [emphasis added]. While subsequent disclosure in the Registration Statement discusses investments in emerging and frontier markets. Please revise the cover page disclosure to clarify that a “diverse range of countries” includes emerging and frontier markets.

Response 20. The disclosure has been revised in response to the Staff’s comment on page ii to reflect the change:

“In pursuing the Underlying Strategies, the Fund expects to obtain exposure to securities of issuers in a diverse range of countries (including emerging and frontier market countries) . . . .”

Comment 21. Within the second paragraph the Registration Statement discloses that, “The Fund may obtain exposure to securities of issuers… with a broad range [emphasis added] of market capitalizations. While in the “Long Short Equity” subsection, the disclosure contemplates investments in issuers of all [emphasis added] market capitalizations. Please reconcile and clarify the disclosures (e.g., what is meant by “broad range”).

Response 21. The disclosure has been revised in response to the Staff’s comment to delete reference to the phrase “broad range of market capitalizations and has been amended as follows:

“In pursuing the Underlying Strategies, the Fund expects to obtain exposure to securities of issuers . . . across all market capitalizations.”

Comment 22. The final sentence of the second paragraph of the subsection entitled “Principal Investment Strategies” discloses, “Certain of the Underlying Strategies concentrate their investment programs in specific industries and sectors.” To the extent the Fund will concentrate in a particular industry or sector, please disclose such sectors and industries, and include corresponding risk disclosure to the extent such risks constitute principal risks to the Fund. In your response, please confirm that the Fund will look through to the holdings of underlying funds in determining Fund exposures to particular sectors and industries.

Response 22. In response to the Staff’s comment, the Fund has deleted the following sentence: “Certain of the Underlying Strategies concentrate their investment programs in specific industries and sectors.” As disclosed in Fundamental Investment Restriction 6 in the Statement of Additional Information, the Fund will not concentrate its investments in a particular industry or group of industries. As noted above, the Fund does not intend to invest in private funds. In addition, the Fund respectfully declines to adopt the approach suggested by the last sentence of the comment. Consistent with prior SEC guidance in the open-end fund context,4 we believe it is reasonable for the Fund not to treat investments in other funds as an investment in a particular industry for purposes of its concentration policy. If the Fund invests in another fund, and the Fund is aware that such underlying fund has a policy to concentrate in a particular industry, the Fund will consider such policy. By taking into consideration such concentration policies, the Fund effectively “considers” the holdings of such underlying funds. However, the Fund does not look through to the holdings of underlying funds for purposes of the Fund’s concentration policy.

Comment 23. Within the third paragraph, the Registration Statement discloses investments in illiquid private placements. Please disclose what types of illiquid private placements are contemplated by this disclosure (e.g. operating companies, businesses).

Response 23. The disclosure has been revised in response to the Staff’s comment on page iii to reflect the change:

“The Fund may also invest up to 5% of its total assets (measured at the time of investment) in illiquid private placements that are not readily marketable. To the extent the Fund obtains exemptive relief expanding the Fund’s ability to co-invest alongside affiliates in privately negotiated investments, such investments are expected to include investments in privately-placed securities of public companies (“PIPEs”) and pre-initial public offering (“IPO”) special purpose acquisition companies (“SPACs”), and founders shares (“SPAC Founders Shares”).”

Comment 24. The final paragraph of the subsection entitled “Principal Investment Strategies” discusses the Fund’s use of a wholly-owned subsidiary:

a.	Disclose that the Fund complies with the provisions of the Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

[4]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“A registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”).

b.	Disclose that the Fund complies with the provisions of the Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

c.	Disclose that any investment adviser to the Subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

d.	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

e.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

f.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

g.	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder.

h.	Confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

i.	Confirm in correspondence that the wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

j.	If true, disclose that the fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund.

Response 24.

a.	The Fund intends to comply with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary. Disclosure has been added to the Statement of Additional Information on page B-11 in response to the Staff’s comment:

“The Fund and the Subsidiary will comply with the provisions of the 1940 Act governing investment policies on an aggregate basis.”

b.	The Fund intends to comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18. Disclosure has been added to the Statement of Additional Information on page B-11 in response to the Staff’s comment:

“The Fund and Subsidiary will also comply with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis such that the Fund treats the Subsidiary’s debt as its own for purposes of such provisions.”

c.	In connection with its consideration of the Fund’s investment advisory contract pursuant to Section 15 of the 1940 Act, the Fund’s Board of Trustees will be provided with information regarding the activities of the Subsidiary and the related nature and quality of the services to be provided with respect to the Subsidiary. The Fund’s Board of Trustees will consider the Subsidiary’s advisory contract consistent with Section 15 of the 1940 Act; however, the Fund asserts that the Subsidiary is not a registered investment company under the 1940 Act, and it is therefore not subject to the requirements of Section 15 thereof.

The Fund notes that Form N-2 Item 25.2.g, which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts related to the management of a registrant’s assets, not a subsidiary’s assets. The Subsidiary is a separate pooled investment vehicle and a distinct legal entity separately managed by WMC apart from its parent, the Fund. While the Subsidiary will consolidate its financial statements with those of the Fund and believes that this approach is consistent under generally accepted accounting principles (“GAAP”), the Subsidiary remains a separate legal entity with assets that are distinct from the Fund’s assets. Accordingly, the Fund does not view Item 25.2.g as applicable to the Subsidiary’s advisory contract.

Separately, as noted in response to comment 4, Item 25.2.k contains a catch-all that requires “copies of all other material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement” to be filed as exhibits to the registration statement. The purpose of the Subsidiary’s advisory agreement is to enable the Fund to gain exposure to commodities consistent with investment objective and principal investment strategies. As such, the Fund believes that the Subsidiary’s advisory agreement will be made in the ordinary course of business. Accordingly, the Fund does not view Item 25.2.k as applicable to the Subsidiary’s advisory contract.

The Fund submits that no disclosure revision is necessary in response to this comment.

d.	The Fund submits that the Subsidiary will not be a registered investment company under the 1940 Act and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to the Subsidiary. Additionally, it is anticipated that the Subsidiary will be a party to the Fund’s custody services agreement and will not have a separate custodian from the Fund. The Fund’s custodian will be disclosed in the Registration Statement. The Fund submits that no disclosure revision is necessary in response to this comment.

e.	The principal investment strategies and principal risks already disclosed in the Registration Statement would appropriately reflect the aggregate operations of the Fund and the Subsidiary. The Fund submits that no disclosure revision is necessary in response to this comment.

f.	The Fund confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

g.	The Fund confirms that the Subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary entity’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

h.	The Fund confirms that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

i.	The Fund confirms that the Subsidiary’s management fee, if any, will be included in the “Management Fees” line item, and the Subsidiary’s expenses, if any, will be included in the “Other Expenses” line item, in the Fund’s fee table.

j.	Disclosure has been added to the Statement of Additional Information on page B-11 in response to the Staff’s comment:

“The Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.”

Summary of Terms

Comment 25. For each term discussed in the Summary of Terms, please include a cross reference to the location in the prospectus or SAI where the term is more fully discussed, see Item 3.2 of the instructions to Form N-2.

Response 25. The disclosure has been revised in response to the Staff’s comment to include all relevant cross references.

Summary of Terms – “Incentive Fee” and “Pass-Through Incentive Fee”

Comment 26. In the appropriate sections of the Registration Statement, please include examples that illustrate the calculation of the two types of incentive fees, the loss carryforward and the impact of Fund repurchases under Rule 23c-3 on the calculation of the incentive fees. Please include graphical representations of the calculations in the examples. Please disclose whether and how incentive fees are reflected in the NAV of shares that are repurchased by the Fund.

Response 26. The Fund notes that “Incentive Fee” has been renamed in the Registration Statement as “Performance Fee” for clarity. In response to the Staff’s comments, the Fund has included a graphical representation of the calculation of the Performance Fee, as well as an illustrative example of the calculation of the Performance Fee, the loss carryforward and the impact of Fund repurchases on the calculation of the Performance Fee on pages 68 – 69.

The Fund also notes that “Pass-Through Incentive Fee” has been renamed in the Registration Statement as “Reimbursable Pass-Through Expense” for clarity. Please see Response 29 for more information on the Reimbursable Pass-Through Expense.

Comment 27. In the appropriate sections of the Registration Statement, please disclose the risks associated with charging incentive fees on unrealized gains, such as, the risk that incentive fees may be paid on gains that are never realized and that investors in the Fund may indirectly be responsible for incentive fees even though the Fund never experienced a gain.

Response 27. The disclosure has been revised in response to the Staff’s comment on page 56 to reflect the change:

“The Performance Fee is calculated based on net profits including unrealized net gains; there is a risk that such unrealized gains on which the Performance Fee is charged may never be realized. In such case, shareholders may indirectly bear Performance Fee payments although the Fund has not realized a gain. In addition, the Reimbursable Pass-Through Expense is similarly calculated based on net profits including unrealized net gains; there is a risk that such unrealized gains on which the Reimbursable Pass-Through Expense is charged may never be realized. In such case, shareholders may indirectly bear such Reimbursable Pass-Through Expense payments although the Fund has not realized a gain.”

Comment 28. Within the subsection “Incentive Fee,” the Registration Statement discloses that “the Incentive Fee is assessed on net profits attributable to new issues.” Please revise the disclosure to clarify the meaning of the term “new issues”.

Response 28. The Fund notes that “Incentive Fee” has been renamed in the Registration Statement as “Performance Fee” for clarity. The disclosure has been revised in response to the Staff’s comment on page 5 to replace “new issues” with “initial public offerings”:

“The Performance Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund’s net profits (including unrealized net gains and losses on investments and any net profits attributable to investments in initial public offerings) ….”

Comment 29. The disclosure regarding the Pass-Through Incentive Fee states that it is “designed to pass through certain compensation-related expenses of the Adviser…” related to “arrangements payable to: (i) the Fund’s portfolio managers; (ii) portfolio managers of the Underlying Strategies and (iii) certain other WMC investment professionals who manage investments in the Underlying Strategies.”

a.	Disclose how the Pass-Through Incentive Fee will be calculated, i.e., what is the specific percentage of net profits?

b.	Please explain supplementally how such compensation will be “passed through” from the Underlying Strategies to the Fund. Would the proposed arrangements also permit unaffiliated advisers that manage private funds in which the Fund invests to receive such pass-through incentive fees? Please explain whether such compensation is for investment advice and whether portfolio managers of Underlying Strategies meet the definition of “investment adviser” under the Act or under section 202(a)(11) of the Advisers Act. We may have additional comments or questions.

Response 29. The Fund notes that “Pass-Through Incentive Fee” has been renamed in the Registration Statement as “Reimbursable Pass-Through Expense” for clarity.

a.	Pursuant to the Investment Management Agreement, the Fund will reimburse the Adviser out of the Fund’s net assets for certain additional compensation-related expenses of the Adviser. The Reimbursable Pass-Through Expense reflects the sum of the cost payable to Trading Team personnel responsible for managing the Allocable Accounts (collectively, “Pass-Through Persons”). The Reimbursable Pass-Through Expense shall be invoiced by the Adviser to the Fund and payable by the Fund to the Adviser as an expense reimbursement.

As noted on page 7 of the Registration Statement, the Reimbursable Pass-Through Expense shall be calculated by aggregating the proportionate share of expenses of the Adviser attributable to the total amounts paid to Pass-Through Persons with respect to each Allocable Account (each such amount, a “Strategy-Specific Pass-Through Expense”). The Strategy-Specific Pass-Through Expense is determined as of the end of the Fund’s fiscal year. The Strategy-Specific Pass-Through Expense is calculated based on the amount by which the net profits of the Allocable Account (including unrealized net gains and losses on investments and any net profits attributable to investments in initial public offerings) for the twelve-month period ending on the Fund’s fiscal year-end exceed the balance of the Allocable Account’s loss carryforwards.

To provide investors certainty on the Reimbursable Pass-Through Expense, the Fund has included in the Registration Statement a cap on the Reimbursable Pass-Through Expense, which is reflected as follows:

“The Adviser has contractually agreed, for a two-year period from the date of this prospectus, to reduce the Reimbursable Pass-Through Expense to the extent that the Reimbursable Pass-Through Expense determined as of the end of a fiscal year exceeds 5.00% of Fund net assets.”

To protect its competitive position in the market for investment talent, the Adviser respectfully declines to disclose further details concerning calculation of the Reimbursable Pass-Through Expense, such as a specific percentage of net profits for an Allocable Account. Because the Reimbursable Pass-Through Expense is comprised of amounts intended to cover compensation, disclosing such additional details would give competitors in the industry an unfair advantage over the Adviser in designing compensation packages for key investment personnel. The Adviser submits that the current disclosure, as revised in the pre-effective amendment to reflect the description and information above, addresses the Fund’s Form N-2 requirements and gives investors clarity and certainty regarding these reimbursable Fund expenses.

b.	As noted above, the Reimbursable Pass-Through Expense shall be invoiced by the Adviser to the Fund and payable by the Fund to the Adviser as an expense reimbursement. By reimbursing the Adviser such amounts, certain compensation-related expenses payable to Trading Team personnel are “passed through” to the Fund. As required by Section 15 of the 1940 Act, the Investment Management Fee, Performance Fee and any Reimbursable Pass-Through Expense attributable to compensation for advisory services shall be subject to review and approval by the Board of Trustees, including the Independent Trustees.

The proposed Reimbursable Pass-Through Expense would apply only to Pass-Through Persons, which are Trading Team personnel responsible for managing the Allocable Accounts. Each Trading Team shall be employed by WMC, which is an investment adviser registered under the Advisers Act, and/or an affiliate of the Adviser operating under a participating affiliate arrangement with the Adviser. As noted in Response 6, above, the Fund shall not invest in any private funds that would be an “investment company” but for the exclusion from the definition of “investment company” under Section 3(c)(1) or 3(c)(7).

Investment Objective, Opportunities, and Strategies, pages 19-23

Comment 30. In the “Market Neutral” subsection on page 20, the Registration Statement discloses that “the Adviser intends to target a portfolio beta of zero to the equity and debt markets in which the Fund invests.” Please clarify what is meant by to “target a portfolio beta of zero” in plain English.

Response 30. The Fund has removed the “Market Neutral” subsection, including the statement noted in the Staff’s comment.

Comment 31. In the “Government Regulation” subsection on page 23, the Registration Statement contemplates risks pertaining to certain industries or sectors that the Fund may invest in (e.g., financial services, Biotech). Please consider disclosing such risks within discrete-subsections if they represent principal risks to the Fund.

Response 31. In response to Staff comments 31 and 32, as well as Staff comments on the Principal Investment Strategies, the Fund has significantly revised the disclosure beginning on page 26 and has made applicable conforming revisions in the Registration Statement.

Types of Investments and Related Risks, pages 23-63

Comment 32. Throughout the section, the Registration Statements discloses risks associated with investment types or strategies that were not disclosed in the sections of the Registration Statement that discuss the Fund’s principal strategy. To the extent an investment type or strategy presents a principal risk to the Fund, please also disclose a corresponding principal strategy or investment type. For example, the Registration Statement discloses the following investment risks:

a.	On page 39, risks associated with investment in distressed assets.
b.	On page 45, risks associated with investments in “covenant-lite” loans.
c.	On page 49, risks associated with warehouse investing.
d.	On page 50, risks associated with event driven investing.
e.	On page 53, risks associated with securities lending.

Response 32. In response to Staff comments 31 and 32, as well as Staff comments on the Principal Investment Strategies, the Fund has significantly revised the disclosure beginning on page 26 and has made applicable conforming revisions in the Registration Statement.

Management of the Fund, pages 63-65

Comment 33. Please disclose the Adviser’s principal business address, a description of its experience as an investment adviser, and, if the Adviser is controlled by another person, the name of that person and the general nature of its business as required by instruction 9.1.b. of Form N2.

Response 33. The disclosure has been revised in response to the Staff’s comment on page 64 to reflect the change:

“Wellington Management Company LLP (“WMC” or the “Adviser”), an investment advisor registered with the SEC under the Advisers Act, serves as the Fund’s advisor. The Adviser is primarily responsible for the Fund’s investment strategy and the day-to-day management of the Fund’s assets.

The Adviser is a Delaware limited liability partnership with principal offices at 280 Congress Street, Boston, Massachusetts 02210. The Adviser is a professional investment counseling firm that provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions. The Adviser and its predecessor organizations have provided investment advisory services for over 80 years. The Adviser is owned by the partners of Wellington Management Group LLP (“WMG”), a Massachusetts limited liability partnership. WMG serves as the ultimate parent holding company of the Wellington Management global organization. As of December 31, 2023, the Adviser had investment management authority with respect to approximately $1.22 trillion in assets.”

Comment 34. Where appropriate within the section, please state the discussion regarding the board’s basis for approving the advisory contract is included in the annual or semi-annual report, as applicable, and provide the period covered by the report as required by instruction 9.1.b. of Form N-2.

Response 34. The Fund notes that “Incentive Fee” has been renamed in the Registration Statement as “Performance Fee” for clarity.

The Fund notes that the relevant Form N-2 requirement is in Item 9.1.b.(4). Such item calls for the statement to be “adjacent to the disclosure required by paragraph 1(b)(3) of this Item.” Item 9.1.b.(3) calls for a description of the adviser’s compensation. The Fund’s disclosure concerning approval of the Investment Management Agreement in response to Item 9.1.b.(4) is found on page 70, in the section titled “INVESTMENT MANAGEMENT FEE, PERFORMANCE FEE, REIMBURSABLE PASS-THROUGH EXPENSE” – i.e., “adjacent to the disclosure required by paragraph 1(b)(3)” of Item 9, as required. Accordingly, the Fund submits that no disclosure revision is necessary in response to this comment.

Fund Expenses, pages 65-67

Comment 35. Within the “Organization and Offering Costs” subsection, please include an estimate of the organization and offering costs.

Response 35. The following disclosure has been included on page 67 in response to the Staff’s comment:

“The Fund’s estimated organizational and offering costs for the initial 12-month period of investment operations are [-].”

Description of Capital Structure, pages 77-82

Comment 36. Within the subsection, “Purchase Terms,” the Registration Statement contemplates circumstances where the Fund might waive investment minimums. The section states, in pertinent part that, that the Fund may waive such minimums in circumstances that are “deemed appropriate by the Fund.” Please clarify in the disclosure what types of circumstances might be deemed appropriate to waive investment minimums.

Response 36. The disclosure has been revised in response to the Staff’s comment on page 79 to reflect the change:

“The Fund may permit a Financial Intermediary to waive the initial minimum per shareholder for Class I Shares in the following situations: . . . and certain other situations deemed appropriate by the Fund, such as purchases by Trustees and certain employees of WMC and its affiliates and their extended family members.”

Conflicts of Interest, pages 72-75

Comment 37. To the extent the Fund will pay brokerage commissions to an affiliate of the Fund, please disclose the related conflict of interest where appropriate in the section as required by Item 9.1.g of the instructions to Form N-2.

Response 37. To the extent applicable, the disclosure will be revised in a pre-effective amendment in response to the Staff’s comment.

Plan of Distribution, pages 93-95

Comment 38. To the extent the underwriting agreement provides for indemnification by the Registrant of the underwriters or their controlling persons against any liability arising under the Securities Act or the Act, briefly describe such indemnification provisions as required by instruction 5.4. of Form N2.

Response 38. To the extent applicable, the disclosure will be revised in a pre-effective amendment in response to the Staff’s comment.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (617) 728-7173.

Sincerely,

/s/ Christopher D. Christian
Christopher D. Christian

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